UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Moacir Salzstein
Name: Moacir Salzstein
Title: Corporate Governance Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: July 11, 2023

NATURA &CO HOLDING S.A.

INFORMATION DISCLOSURE AND

SECURITIES TRADING POLICY

1.         Purposes

1.1.      This Information Disclosure and Securities Trading Policy of Natura &Co Holding S.A. (“Policy” and “Company”, respectively), created in accordance with the rules of the CVM, has the following purposes: (i) establish the procedures related to the disclosure of Material Facts; and (ii) establish good conduct standards that shall be observed by Covered Persons; (iii) ensure compliance with the laws and rules that forbid the practice of Insider Trading; and (iv) establish the rules and guidelines that must be observed by the Company’s IRO, by the Disclosure Committee and by the other Covered Persons in order to ensure the observance of the best practices for the trading of Securities and to maintain secrecy of Material Non-Public Information (Privileged Information).

2.          Coverage

2.1.       This Policy applies to Covered Persons and Close Relatives, even if they have not expressly adhered to this Policy by signing the Term of Adhesion. This Policy is also applicable to any Subsidiary registered as a publicly-held company, unless such company has its own policy.

3.         References

3.1.    This Policy uses as reference: (i) the corporate governance rules provided by the Company’s Bylaws; (ii) the Resolution 44; (iii) the Corporation Law; (iv) the Brazilian Corporate Governance Code – Publicly-Held Companies; (v) the Novo Mercado Regulation; and (vi) the SEC regulations.

4.         Definitions

4.1.      The following capitalized terms shall be interpreted according to their corresponding meaning, as indicated below:

“Audit Committee” is the statutory Audit, Risk Management and Finance Committee of the Company.

“Authorized Officer” means any of the following persons: (1) the Chief Executive Officer; (2) the Chief Financial Vice-President Officer; (3) the Legal and Compliance Vice-President Officer; (4) the IRO; and (5) any other person appointed by the Disclosure Committee.

“B3” is B3 S.A. – Brasil, Bolsa, Balcão, the stock exchange in which the Company’s Shares are admitted for trading in Brazil.

“Board of Directors” means the board of directors of the Company.

“Board of Executive Officers” means the Company’s statutory Board of Executive Officers.

“Close Relatives” are persons who are related to Company´s members of the Board of Directors, members of the Board of Executive Officers, the Controlling Shareholders, Fiscal Council members and members of statutory committees, as follows: (i) the spouse, of whom he/she is not separated, whether on judicial or extrajudicial basis; the domestic partner; (ii) any dependents included in their annual income tax return; and (iii) the companies directly or indirectly controlled by the Controlling Shareholders, members of the Board of Directors and of the Board of Executive Officers, , statutory committees members and Fiscal Council members or the persons listed in items (i) and (ii) above.

“Committees” are any statutory or non-statutory advisory committees of the Company’s Board of Directors.

“Company” is Natura &Co Holding S.A.

“Controlling Shareholder” is the shareholder or group of shareholders connected by means of a shareholders’ agreement or under common control who: (i) hold direct or indirect partner’s rights that secure them, on a permanent basis, the majority of the votes upon resolutions of the general meetings and the power to elect the majority of the Company’s members of the Board of Directors and of the Board of Executive Officers; (ii) and that effectively uses their power to direct corporate activities and guide the operation of the Company's bodies, pursuant to the Corporation Law.

“Corporation Law” means Law No. 6,404, of December 15, 1976, as amended.

“Covered Persons” the Company, the Company´s Controlling Shareholders, members of the Board of Directors and of the Board of Executive Officers, members of the Fiscal Council and other statutory or non-statutory committees of the Board of Directors as well as members of any bodies of the Company with technical or advisory duties created by statutory provision or by any person who, due to their title, role or position at the Company or its Subsidiaries, may have knowledge of Privileged Information regarding the Company and its Subsidiaries, as well as those who have permanent or occasional access to Privileged Information and who have a commercial, professional or trustworthy relationship with the Controlling Shareholders of the Company and its Subsidiaries, such as independent auditors, research analysts, consultants, member institutions of the distribution system and other persons appointed by the IRO, at his sole discretion, who may become aware of Material Fact or Privileged Information regarding the Company and its Subsidiaries.

“CVM” is the Securities Commission of Brazil.

“CVM Resolution 44” is the CVM Resolution No. 44, dated August 23, 2021.

“Disclosure Committee” is the Company’s disclosure committee, as defined in the section 7 of this Policy.

“Fiscal Council” means the fiscal council of the Company, when there is one, elected by resolution of the general meeting.

“Fiscal Council Members” are the sitting and alternate members of the Company’s Fiscal Council, when installed.

“Insider Trading” is the crime of improper use of privileged information, which consists of using relevant information that the offender is aware of, not yet disclosed to the market, that is capable of providing, for himself/herself or others, an undue advantage, through trading of securities, in his/her own name or on behalf of third parties.

“Investment Plan” is an individual investment or divestment plan, in compliance with article 15 of CVM Resolution 44 formalized by a Covered Person or by one who has a relationship with the Company and or its Subsidiaries that makes him/her potentially subject to the Insider Trading presumptions mentioned in § 1 of article 13 of CVM Resolution 44.

“IRO” is the Company’s statutory Investor Relations Officer.

“Market Entities” means B3, NYSE or any stock exchange or over-the-counter market entities, in Brazil or abroad, wherein the Securities issued by the Company are or become accepted for trading.

“Material Fact” is any decision by the Controlling Shareholders, resolution of the general meeting or the Company’s management bodies, or any other act or fact of a political-administrative, technical, business or economic-financial nature, which has occurred or is related to the Company’s business, which may considerably influence the (a) quotation of the Securities issued by the Company or referenced to them, or (b) investor’s decision to buy, sell or maintain such Securities, or (c) decision of investors to exercise any rights inherent to the condition of holder of Securities issued by the Company or referenced to them.

“Material Non-Public Information” or “Privileged Information” is any information on a Material Fact that is yet to be disclosed to the Regulators, the Market Entities, and the market in general.

“Material Trading” shall mean the Trade or set of Trades whereby the direct or indirect ownership interest of the direct or indirect Controlling Shareholders and the shareholders who elected members of the Board of Directors or of the Fiscal Council, as well as any natural or legal person, or group of persons, acting together or representing a same interest, exceed, up or down, the thresholds of 5%, 10%, 15% and so forth, of the type or class of Shares.

“Novo Mercado Regulation” means the B3's Novo Mercado listing segment regulation.

“NYSE” means the New York Stock Exchange, the stock exchange in which the Company’s American Depositary Shares evidencing the Company’s Shares are admitted for trading in the United States.

“Officer” is any member of the Company’s statutory Board of Executive Officers.

“Policy” is this Information Disclosure and Securities Trading Policy.

“Privileged Information” or “Material Non-Public Information” is any information on a Material Fact that is yet to be disclosed to the Regulators, the Market Entities, and the market in general.

“Regulators” means the CVM and the SEC.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” are any assets issued by the Company or referenced thereto that, by legal definition, are considered securities, including shares, debentures, subscription warrants, receipts and subscription rights, promissory notes, stock options, indexes, and derivatives of any kind, or also any securities or collective investment agreements issued by the Company or referenced to them.

“Shares” are the shares issued by the Company.

“Standard Form” is the individual form that Company´s Controlling Shareholders, members of the Board of Directors, members of the Board of Executive Officers, members of the Fiscal Council and the statutory committees shall complete to report monthly their trading in Securities, pursuant to article 11 of CVM Resolution 44, in accordance with the model as of Exhibit II.

“Subsidiaries” are the companies direct or indirectly controlled by the Company.

“Term of Adhesion” is the term of adhesion related to this Policy, which shall be signed in accordance with the term referred in the Exhibit I, in compliance with article 17, paragraph 1, of CVM Resolution 44.

“Trading” is the act of buying, selling and/or lending of Securities.

“Restricted Period” is any period in which the trading of Securities issued by the Company is forbidden by regulatory determination or by resolution of the IRO.

5.         Guidelines

5.1.     This Policy is based on the following principles and objectives:

(a)         to consolidate good corporate governance practices and provide guidance to the Covered Persons in order to ensure the observance of the best practices for the Trading of Securities and to maintain secrecy of Material Non-Public Information (Privileged Information);

(b)           to provide appropriate information to the shareholders and the Regulators and Market Entities;

(c)           to ensure full and timely disclosure of Material Facts, as well as ensure their confidentiality until they are disclosed; and

(d)           to cooperate with the transparency and development of the capital markets.

6.        Responsibilities of the Covered Persons and the IRO

6.1.     Covered Persons are responsible for:

(a)   observing and complying with this Policy, as well as the applicable legislation;

(b)   whenever necessary, consulting the IRO regarding situations of conflict with this Policy, as well report to the IRO situations where he or she understands to be necessary to disclose a Material Fact immediately, in the case information becomes public or if there is an atypical fluctuation in quotation, price or volume of Securities;

(c)   maintaining the IRO fully informed regarding the development of business and significant events of the Company and its Subsidiaries, which may be deemed Material Facts; and

(d)   communicating the terms of this Policy to their Close Relatives and to ensure compliance by them to the best of their ability.

6.2.     The IRO shall be responsible, without prejudice to the other powers and duties set out in this Policy and the support provided by the Disclosure Committee, for:

(a)   disclosing and informing the Regulators and Market Entities, as soon as possible, after their awareness and analysis, any Material Fact occurred or related to the Company and/or its Subsidiaries;

(b)   disclosing to the Regulators and Market Entities, any notice to the market, in situations which the IRO, together with the Disclosure Committee, deems necessary;

(c)   ensuring the full and immediate dissemination of the Material Fact simultaneously in all markets in which the Securities are admitted for trading;

(d)   providing to the relevant bodies, when duly requested, additional clarifications to the disclosure of the Material Fact or notice to the market; and

(e)   responding to questions concerning this Policy or reports related to the situations described herein.

7.        Disclosure Committee

7.1.    The Company shall have a Disclosure Committee, responsible for advising and providing recommendations to the IRO regarding the treatment to be given to any information submitted thereto for analysis and its need to be disclosed to the public.

7.2.    The Disclosure Committee shall be composed of at least four (4) members, with one of them being the IRO, who shall preside over the Committee, the Company’s Vice President of Legal and Compliance, the Company´s Chief Financial Officer and the Company’s Vice President of External Communications, being optional the participation of other Company’s and/or its Subsidiaries’ executives, convened by the any of the Disclosure Committee members. In the event of temporary absence of any member of the Disclosure Committee, he/she may be replaced at the Disclosure Committee by another person expressly appointed thereby. In the event of vacancy in the position of member of the Disclosure Committee, the substitute will be appointed by the remaining members to serve until a new member is appointed by the Board of Directors.

7.2.1.  The Disclosure Committee may appoint external advisors to assist it in the performance of its duties and responsibilities.

7.3.     The decision of the IRO on the materiality of the information in the concrete case, its classification as a Material Fact or the convenience of its disclosure by means of notice to the market, shall take into account the context and size of the Company’s and/or its Subsidiaries’ businesses. After this preliminary assessment, and when needed, will count on the analysis and recommendation of the Disclosure Committee, which may seek guidance from other areas of the Company and/or its Subsidiaries or external entities (auditors, lawyers or other external consultants).

7.4.      The Disclosure Committee is responsible for:

(a)           assisting in the management of the Policy, resolving upon queries on the interpretation of its text, reviewing it periodically and ensure its compliance;

(b)         discussing and preparing non-binding recommendation to the IRO regarding the disclosure or maintenance of secrecy of Material Facts and notices to the market, as the case may be, and according to the criteria defined in this Policy, rendering an opinion, if applicable, on the form and content of the disclosure to the capital market agents;

(c)        reviewing and approving in advance the disclosure of Material Fact announcements and notices to the market, earnings releases and other related communications pertaining to the earnings releases, without prejudice of the IRO individual legal authority and responsibility to disclose Material Facts whenever necessary;

(d)          analyzing any rumors and speculations in the market regarding the Company and/or its Subsidiaries and rendering an opinion on the pertinence and form of official statement and/or disclosure of Material Fact or notice to the market, taking into account if any such rumors and speculations may characterize the indication of leakage of Material Non-Public Information;

(e)          assisting in the monitoring of the quotation of the Securities to check any atypical fluctuation or leakage and enabling the timely taking of measures to duly inform to the market;

(f)           analyzing official requests made by the Regulators and Market Entities an assisting the preparation of responses from the Company and/or the IRO; and

(g)          oversighting Investment Plans and Trades by Covered Persons during Restricted Periods.

8.        Information Disclosure Policy

8.1.     Disclosure Procedures

8.1.1.  The disclosure and immediate communication of a Material Fact to the Regulators and Market Entities, as well as the adoption of other procedures established herein are the responsibility of the IRO, in accordance with the terms below:

(a)           the disclosure shall be made simultaneously to the Regulators and Market Entities, preferably after the closing of trading in all countries where the Securities at the Market Entities are traded or, if disclosure is necessary before the opening of the trading session, it shall be done at least 1 (one) hour in advance of the beginning of trading of the Securities in the Market Entities, without prejudice to the provisions of item (b) below. Since the Securities are simultaneously traded in Brazilian and foreign Market Entities, the disclosure shall be made, as a general rule, either prior or after the end of trading in all countries, and, in case of incompatibility, the operation times of the Brazilian market shall prevail;

(b)           in exceptional cases, in which it is absolutely necessary to disclose a Material Fact during the trading of Securities on B3, the IRO shall contact the B3 prior to the effective disclosure of the Material Fact, which may suspend the trading of Securities, pursuant to the applicable regulations. If it is necessary to disclose a Material Fact during the trading of securities issued by the Company in Market Entities other than the B3, the procedure adopted by such Market Entities will apply, given that, in case of incompatibility, the B3 applicable regulation shall prevail;

(c)           the disclosure shall be made in a clear and precise manner, in an accessible language to the investing public, through the portal with the Internet page used by the Company (as disclosed in its Registration Form) and on the website of investor relations of the Company: https://ri.naturaeco.com/en/; and

(d)           an English version of the Material Fact shall also be disclosed to the SEC on Form 6-K.

8.1.2.   Those Covered Persons who have access to information regarding Material Facts shall be responsible for communicating such information to the IRO and shall verify if, after the communication, the IRO has taken the measures set out in this Policy and in the applicable legislation, in relation to the disclosure of such information.

8.1.3.   If any Covered Persons verifies the omission of the IRO in complying with his/her duty of communication and disclosure, even in case of leakage or atypical fluctuation, such Covered Person shall communicate the Material Fact immediately to the CVM.

8.1.4.    Whenever the Regulators or Market Entities require from the IRO additional clarifications to the communication and disclosure of the Material Fact, or if there is an atypical fluctuation in the quotation or trading volume of the Securities issued by the Company or referenced to them, the IRO shall inquire the persons with access to information on the Material Fact, to verify whether such persons have knowledge of the information that must be disclosed to the market.

8.1.5.    The Covered Persons who may be inquired, as set out in this section, shall immediately respond to the request made by the IRO. If it is not possible to contact the IRO on the same day the Covered Persons become aware of the Regulators or Market Entities requirements, such Covered Persons shall send an email with the information and clarifications to ri@natura.net.

8.2.       Disclosure Exceptions

8.2.1.    Exceptionally, the Material Facts may not be disclosed if the Controlling Shareholders or the members of the Board of Directors and the Board of Executive Officers of the Company understand that their disclosure will put the Company’s lawful interest at risk. In such cases, the procedures set out in this Policy shall be adopted to ensure the confidentiality of such Material Fact.

8.2.2.    In case the Material Fact is related to transactions that directly and/or only involve any of the Controlling Shareholders, they shall inform the IRO and exceptionally they may instruct the IRO not to disclose the Material Fact, exposing the reasons for which they consider that the disclosure would put the Company’s lawful interest at risk. In such cases, the procedures set out in this Policy shall be adopted to ensure the confidentiality of such Material Fact.

8.2.3.   The Company´s Controlling Shareholders or members of the Board of Directors and of the Board of Executive Officers of the Company shall be required, either directly or through the IRO, to immediately disclose the Material Fact, in any of the following cases:

(a)           the information has become known by third parties not related to the Company and to the potential business that characterizes the Material Fact, without being connected with the Company;

(b)           there are concrete indications and substantiated concern that a violation of the confidentiality of a Material Fact has occurred; or

(c)           there is atypical fluctuation in the quotation, price or trade volume of the Securities or referenced to them.

8.2.4.   If the IRO does not take the necessary measures for the immediate disclosure mentioned in this section, it shall be incumbent, as the case may be, on the Controlling Shareholders or the Board of Directors, to adopt such due measures.

8.2.5.   The IRO shall always be informed of the Material Fact maintained under secrecy and it is its responsibility, along with the other persons aware of such information, to ensure the adoption of appropriate procedures to ensure confidentiality.

8.2.5.1. Whenever there is doubt regarding the legitimacy of the non-disclosure of information, by those who have knowledge of the Material Fact maintained under secrecy, the matter may be presented to the CVM, in a confidential manner, as set out in the applicable rules.

8.3.       Secrecy Preservation Procedures

8.3.1.   Covered Persons shall maintain secrecy of the information related to Material Facts, to which they have privileged access due to their title, position or duty held until its actual disclosure to the market and ensure that trusted subordinates and third parties also do so, being jointly and severally liable, in case of non-compliance.

8.3.2.    The procedures below shall also be observed:

(a)    involve only persons deemed necessary for actions that may result in Material Facts;

(b)    not to discuss confidential information in the presence of third parties that are not aware of them, even if it is expected that such third parties are not able to perceive the meaning of the conversation;

(c)    not to discuss confidential information on conference calls in which there is no certainty of who the participants are;

(d)    take the necessary and appropriate measures to maintain the confidentiality of the documents, in physical or electronic format, which contain confidential information (security, protection through password etc.);

(e)    shall not comment on rumors. When questioned about any activity or rumor involving the Company and/or its Subsidiaries which may be considered a Material Fact, shall direct such questions to the IR Department through the e-mail ri@natura.net; and

(f)    without prejudice to the responsibility of the party that is transmitting confidential information, demanding from a third party who does not belong to the Company and/or its Subsidiaries and needs access to confidential information, the execution of an instrument of confidentiality, wherein the nature of the information must be specified and shall contain the declaration that the third party acknowledges its confidential nature, committing not to disclose to any other person, nor Trading in Securities, prior to the disclosure of the information to the market.

8.3.3.  When the confidential information is required to be disclosed to the Company’s employees or other people with a role or position in the Company or its Subsidiaries and the Controlling Shareholders, except a Manager, Fiscal Council members, or any members of the Company´s statutory or non-statutory committees to the Board of Directors, or any of the Companies’ bodies with technical or advisory duties created by statutory provision,  the person in charge of the transmission of such confidential information shall ensure the person who will receive the confidential information has knowledge of the provisions included in this Policy.

8.4.     Selective Disclosure Procedures

8.4.1   All disclosures of speeches, interviews or conferences materials in which the Authorized Directors will attend as spokespersons and in which financial results of the Company and its Subsidiaries are of particular relevance, must be reviewed and approved in advance by the Disclosure Committee.

8.4.2.   Responding to Calls or Questions. Authorized Officers may engage in contacts with third parties without the prior approval of the Disclosure Committee only to provide publicly disclosed or immaterial background information. “One-on-one” meetings may only be conducted by two or more Authorized Officers after pre-clearance from the Disclosure Committee.

8.4.3.   Communications with Agents of the Financial and Securities Markets: Only Authorized Officers and other personnel that the Disclosure Committee approves, are permitted to communicate with agents of the financial and securities markets when discussing the Company´s financial results and strategic initiatives.

8.4.4.   Unintentional Selective Disclosures. If any member of the Disclosure Committee is informed of a possible unintentional disclosure of Material Non-Public Information about the Company to a third party, he or she will determine, in consultation with the IRO or the Disclosure Committee as appropriate, whether to make public disclosure of the Material Non-Public Information, in accordance with this Policy and applicable regulation.

8.4.4.1.  Any Covered Person who is aware of an unintentional disclosure of Material Non-Public Information about the Company to a third party must immediately inform the occurrence to the Disclosure Committee by sending an e-mail to the address comitededivulgacao@natura.net so that the IRO and the remaining members of the Disclosure Committee may take the appropriate measures.

8.4.5.   Providing of “Non-Public Guidance” regarding Performance or Results. This Policy prohibits the providing of non-public guidance regarding previously unreported performance or results, whether direct, indirect, explicit or implied, to third parties, unless such guidance is specifically approved by the Disclosure Committee. Even implicit confirmation that the Company is, or remains, comfortable with analysts’ consensus on earnings or other components of the Company’s expected performance or results may be a violation of this Policy, unless (i) a simultaneous public disclosure is made and (ii) the form and contents of the public disclosure is previously approved by the Disclosure Committee.

8.4.6.   No Responding to Market Rumors. Authorized Officers shall generally respond to market rumors by saying, “It is the policy of the Company not to comment on market rumors or speculation.” Should a Regulator or Market Entity request the Company to make a formal statement in response to a market rumor that is causing significant volatility in the Company’s Shares, or in extraordinary circumstances, the Disclosure Committee will consider the matter and make a recommendation to the IRO on whether to make an exception to this provision. The IRO shall have the ultimate decision on the matter, in compliance with its statutory duties.

8.4.7.    Reviewing Analyst Reports and Similar Materials. As a general policy analyst reports or similar materials will not be reviewed or commented. No Manager, executive or employee of the Company or its Subsidiaries may review or comment upon any analyst reports and similar materials published by third parties without the approval of the Disclosure Committee. In the event of any such approved review or comment on analyst reports or similar materials, the Company’s general policy with respect to any such review or comment shall be as follows:

(a)           two or more approved persons shall participate in such review or comment; and

(b)          such reviewers shall only comment on information contained in the reports or other materials to the extent that such information is immaterial or is factually incorrect. Reviewers may direct the third party to publicly available information about the Company.

8.4.8.   Quarterly Earnings Releases and Related Conference Calls. The Company will issue a press release disclosing its quarterly results for each quarter of its fiscal year. These press releases will be disseminated through widely circulated news and wire services and also filed with the Regulators and Market Entities prior to the beginning of the conference call. The form and substance of each press release will be approved prior to release in accordance with procedures separately developed for that purpose, including the Company’s disclosure controls and procedures.

8.4.8.1. The Company will conduct a public conference call following each such earnings release. The Company will provide advance public notice in the earnings release of each scheduled conference call to discuss the announced results, giving the time and the date of the conference call, and instructions on how to access the call. The conference call will be held in an open manner, permitting interested persons to listen in by telephone and/or through Internet webcasting. The members of the Board of Directors and the Board of Executive Officers of the Company may allow a limited group to ask questions on the conference call, so long as all listeners can hear the questions and answers.

8.4.9.     Providing Information to Rating Agencies. All proposed disclosures of Material Non-Publica Information to credit rating agencies should be subject to a confidentiality agreement.

8.5.      Corporate Events Calendar

8.5.1.   The Company will disclose by December 10 of each year, its annual corporate events calendar for the subsequent year.

8.6.      Quiet Period

8.6.1.  In line with the best market practices, the Company will abstain from engaging in contacts with investors, analysts or other agents of the financial and securities markets or participating in speeches, interviews or conferences in forums where such third parties may be in attendance in the period of 30 (thirty) days prior to the disclosure of quarterly and annual financial statements of the Company.

9.         Securities Trading Policy

9.1.      Purpose and Scope

9.1.1.  The purpose of this trading policy is to prevent Insider Trading and set out the guidelines that will govern, in an orderly manner and within the limits established by law, the Trading of Securities, pursuant to CVM Resolution 44.

9.1.2.  The rules of this trading policy define periods in which the Covered Persons must refrain from trading with Securities, in order to avoid allegations of the improper use of Privileged Information.

9.1.3.  Covered Persons must ensure that the rules of this trading policy are complied with by subordinates and people they trust, including Close Relatives.

9.1.4.  For purposes of this trading policy, any Trading carried out by investment funds, the quota holders of which are the persons mentioned in the clause above, shall not be deemed an indirect Trading, provided that: (i) the investment funds are not exclusive; and (ii) the trading decisions made by the fund’s manager or investment funds manager cannot, in any way, be influenced by its quota holders.

9.2.      Trading Prohibition

9.2.1.  The IRO will determine the Restricted Period prior to the disclosure to the public of a Material Fact and the quarterly disclosure of results, as well as in all other cases in which he/she understands that there may be questioning of the use of Privileged Information in the trading of the Shares by the Covered Persons. The IRO, as administrator of the Policy, is not obliged to justify the decision to determine the Restricted Period, which will be treated confidentially by its recipients.

9.2.2.   The communication of the Restricted Period will be carried out by the employees of the IR Department by means of e-mail to the Covered Persons.

9.2.3.   During the Restricted Period, the Company and the Covered Persons shall refrain from trading their Securities. The Covered Persons must also ensure that third parties they trust, including Close Relatives, do not trade Securities during the Restricted Period.

9.2.4.   The Restricted Periods must be observed by the Covered Persons until the Material Fact is disclosed. However, such prohibitions must be maintained, even after the disclosure of the Material Fact, in the event that any Trading in Securities by the Covered Persons may interfere, to the detriment or in favor of the Company or its shareholders, with the act or fact associated with the Material Fact. In such event, the IRO will issue an internal notice informing the Restricted Period.

9.2.5.    Covered Persons in possession of Privileged Information who step away from positions in the Company's management prior to the disclosure of a Material Fact originating during their management period will not be able to trade in Securities until, the earlier of (i) the end of the period of 3 (three) months from the date of removal; or (ii) the disclosure to the Regulators and Market Entities of the Material Fact, unless trading with the Securities, after the disclosure of the Material Fact, may interfere with the conditions of said business, to the detriment or in favor of the shareholders of Company or its own, in which case the restriction will prevail until communication by the IRO.

9.2.6.     Among the alternatives mentioned above, the event that occurs first for the purpose of ending the Restricted Period will always prevail.

9.2.7.   The Restricted Period does not apply to the subscription or purchase of Shares by virtue of the exercise of options or restricted shares granted in the form of a share-based remuneration or incentive program, but the Covered Persons may not dispose of the acquired Shares during the Restricted Period.

9.3.      Restricted Period

9.3.1.   Covered Persons shall not trade Company’ Securities, regardless of the determination of the IRO in this regard:

(a)    in the period of 15 (fifteen) days prior to the disclosure or publication, as the case may be, of: (i) quarterly accounting information of the Company; (ii) annual financial statements of the Company, being the trading of Securities prohibited until the filing date of the quarterly accounting information or annual financial statements and (iii) any advance disclosure of the financial information mentioned in the items (i) or (ii) of this item.

(b)    from the moment they have access to information that studies or analyzes have been started on: (i) merger, total or partial spin-off, amalgamation or transformation transactions, or any form of corporate reorganization or business combination, change in the Company's control, including through the execution, amendment or termination of a shareholders' agreement, decision to promote the cancellation of the Company’s registration or change in the trading segment of the shares issued by it; (ii) request for judicial or extrajudicial recovery and bankruptcy made by the Company itself.

9.3.2.  The prohibition dealt with in item 9.3.1(a) is independent of the assessment as to the existence of material information pending disclosure or the intention in relation to trading.

9.3.3.  The counting of the period referred to in items 9.3.1(a) must be done excluding the day of disclosure, however trading with securities can only be carried out on that day after said disclosure.

9.3.4.  The Restricted Period does not apply to: (i) Trades involving fixed-income securities, when carried out through transactions with combined repurchase commitments by the seller and resale by the buyer, for settlement on a pre-established date, prior to or equal to the maturity of the securities subject to the transaction, carried out with predefined profitability or remuneration parameters; and (ii) transactions intended to fulfill obligations assumed before the beginning of the prohibition period arising from borrowings of securities, exercise of call or put options by third parties and forward purchase and sale contracts.

9.3.5.   Covered Persons are also prohibited from trading in Securities, if they are aware of the existence of a Privileged Information, even if a Restricted Period has not been imposed to them.

9.3.6.   In addition to the Restricted Periods determined by the applicable laws and regulations, the IRO may decide on the imposition of a Restricted Period. In such case, the IRO shall clearly point out to the Covered Persons the start and end of effectiveness of such additional Restricted Periods.

9.3.7.   The IRO is not required to inform the reasons for determining the Restricted Period.

9.3.8.   In all cases, Covered Persons shall keep confidentiality the reason to determination of the Restricted Period decided by the IRO.

9.4.      Investment Plans

9.4.1.   Covered Persons (or by one who has a relationship with the Company that makes him/her person potentially subject to the presumptions mentioned in paragraph 1st of article 13 of CVM Resolution 44, including but not limited to Close Relatives) may request filing with the Company of Investment Plans regulating their Trades with Securities. The department in control of the Investment Plans will be determined by the Disclosure Committee.

9.4.2.   The Investment Plan may allow the Trading of Securities during Restricted Periods, provided that:

(a)          is formalized in writing before the IRO prior to any Trading;

(b)          be verifiable, including with respect to its institution and any change in its content;

(c)          establish, irrevocable and irreversibly, the dates or events or quantities of the Trades to be carried out by the participants; and

(d)          provides for a minimum period of 3 (three) months for the plan itself, its eventual modifications and cancellation to take effect.

9.4.3.  The Investment Plan may allow the Trading of Securities during Restricted Periods referred to item 9.3.1, provided that the provisions of item 9.4.2 are observed cumulatively and:

(a)     the Company, through the Disclosure Committee, has implemented a procedure regulating the use of Investment Plans;

(b)     has approved a calendar setting specific dates for disclosure of quarterly accounting information and annual financial statements; and

(c)     oblige its participant to revert to the Company any avoided losses or potential gains earned in Trades with Securities, resulting from any change in the disclosure dates of the quarterly accounting information and annual financial statements, determined by reasonable criteria defined in the Investment Plan itself.

9.4.4.  Participants in Investment Plans are prohibited from:

(a)           maintaining more than one Investment Plan in force at the same time; and

(b)          carrying out any transactions that nullify or mitigate the economic effects of the Trades to be determined by the Investment Plan.

9.4.5.  The Disclosure Committee will maintain a procedure regulating the use of Investment Plans and shall adopt mechanisms that will ensure: (i) the confidentiality of the Investment Plans; and (ii) proof, before third parties, including the Regulators and Market Entities, of the date of presentation and filing of each plan.

9.4.6.   The Audit Committee shall verify, at least every six months, the adherence of the Trades carried out by the Covered Persons to the Investment Plans formalized by them.

9.5.      Treasury Trades

9.5.1.   The Company shall not Trade its own Securities during Restricted Periods, being allowed, however, the issuance of new shares and/or the transfer of treasury shares as a result of the exercise and/or vesting of share-based remuneration or incentive programs.

9.6.      Information Disclosure on Trades carried out by members of the Board of Directors, the Board of Executive Officers, Fiscal Council members and members of statutory committees of the Company

9.6.1.   The Company´s Controlling Shareholders, members of the Board of Directors and of the Board of Executive Officers, Fiscal Council members and members of statutory committees shall inform the Company of the ownership of Securities issued by the Company, its parent companies or subsidiaries, in the latter two cases, provided that they are publicly-held companies (including derivatives or other securities referenced in such securities) held by them or by any Close Relative, as well as any Trades carried out with such Securities, pursuant to article 11 of CVM Resolution 44. In the case of Controlling Shareholders, the communication shall also cover the direct or indirect ownership interests held by them and the persons related to them, for the purposes of the provisions of article 30 of B3's Novo Mercado Regulation.

9.6.2.    For purposes of this section, any investment, redemption and trading of investment fund quotas the regulation of which sets out that their share portfolio is exclusively composed of shares issued by the Company, its Subsidiaries and holding companies, shall be held equivalent to a Trade with Securities issued by the Company, its Subsidiaries and holding companies, if any, provided that they are publicly held companies.

9.6.3.     The communication required in item 9.6.1 shall be made in compliance with the standard form, as per Exhibit II, which shall be submitted by the IRO, and shall be sent via email to the IRO, (a) on the first business days after investiture in the position; and (b) within a term of 5 (five) days after each trading of Securities, to the following e-mail address: ri@natura.net.

9.6.4.     When the first communication is made, the persons mentioned in item 9.6.1 shall present a list containing the name and tax ID number (or similar tracking number in case of nonexistence of a CNPJ or CPF) of the Close Relatives.

9.6.5.     The persons mentioned in item 9.6.1 shall inform the Company of any changes in the information in the list of the Close Relatives.

9.6.6.    The Investor Relations Department shall also send a monthly email, requesting that the members of the Board of Directors, the Board of Executive Officers, the Fiscal Council members and members of the Company’s statutory committees fill out and return a standard form to the IRO, with information on the initial position, Securities transactions carried out and end balance of the previous month, for purposes of compulsory disclosure of information to the CVM and B3 on the 10th (tenth) day of the subsequent month.

9.6.2.     The Standard Form has the purpose of, among other mechanisms, enabling the monitoring, by the IRO, of the trades carried out.

9.7.        Disclosure of Amendments to the Material Corporate Ownership

9.7.1.    Direct or indirect Controlling Shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, as well as any natural or legal person, or group of persons, acting together or representing the same interest, shall notify the Company immediately after carrying out a Material Trading, pursuant to article 12 of CVM Resolution 44.

9.7.2.     The notification provided for in item 9.7.1 above, shall include all the information required in accordance with article 12 of CVM Resolution 44, including (a) the number of shares, other securities and derivative financial instruments referenced in such Shares, specifying the quantity, the class and type of stocks referenced; (b) objective of the participation and target quantity, containing, if applicable (and with the exception of item 9.7.3 below), a declaration that the trading was not intended to change the composition of the Company's control or administrative structure; (c) name and qualification, indicating the CNPJ and/or CPF registration number, as applicable, of the parties involved in the Material Trading; (d) information on any agreement or agreement governing the exercise of the voting rights or the purchase and sale of securities issued by the Company; and (e) if the shareholder is resident or domiciled abroad, the name or corporate name and the CPF/CNPJ registration number of his representative or legal representative in the country.

9.7.3.    The obligations set out in the items above also extend to the acquisition of any rights over the  shares and other Securities issued by the Company, as well as the execution of any derivative financial instruments referenced in Shares, even if without provision of physical settlement, with due regard to the rules set out in article 12, paragraph 3, of CVM Resolution 44, which sets out the form of calculation of derivative financial instruments for purposes of verifying the thresholds indicated in the definition of the term “Material Trading”.

9.7.4.     If the aforementioned increases in the corporate ownership or in the voting rights of the Company seek to conduct or lead to a change in the control or administrative structure of the Company, as well as in cases in which it causes a requirement of public acquisition offering, with due regard to the provisions of the applicable regulation and of the Company’s Bylaws, the shareholder or group of shareholders shall also provide and disclose such information to the market by means of the publication of announcements on the same communication channels usually used by the Company for its own disclosures.

9.7.5.     The IRO is required to send, as soon as they are received by the Company, copies of such notices to CVM and SEC.

10.         Policy Monitoring

10.1.      IRO shall verify, in the event of a Material Fact, the proper observance of the rules and procedures set forth in this Policy, immediately reporting any irregularity to the Audit Committee, as well as to the Internal Audit.

10.2.      The accuracy and adequacy of the wording of the information disclosed to the market will be verified by the IRO.

10.3.      In the event of any of the hypotheses that imply the need to disclose a Material Fact kept confidential, or breach of the confidentiality of a Material Fact prior to its disclosure to the market, the IRO shall carry out internal investigations, together with Ethics & Compliance personnel, as applicable, and diligences in the Company, inquiring the people involved, who shall always respond to the IRO requests for information, to verify the reason that caused the possible breach of the information confidentiality.

10.3.1.  The conclusions of the IRO shall be forwarded to the Audit Committee, for the appropriate measures, accompanied by any recommendations and suggestions for amending this Policy, which may in the future avoid breaching the confidentiality of confidential information.

11.        Violations and Sanctions

11.1.     Unauthorized disclosure of Material Non-Public Information is a harmful practice for the Company, its shareholders and to the market in general, and is strictly prohibited.

11.2.     Any person who violates the provisions of this Policy shall be subject to the procedures and penalties established by the law and by other rules of the Company.

11.3.    Without prejudice to the applicable sanctions under current regulations and legislation, to be applied by the competent authorities, in case of any violation or infringement of the terms and procedures established in this Policy, appropriate disciplinary measures within the internal scope of the Company, which may result in the removal from office or dismissal of the violator in case of a serious violation.

11.4.     If the applicable measure is within the legal or statutory competence of the general meeting of shareholders, the Board of Directors shall convene it to resolve on the matter.

12.        Amendments to the Policy

12.1.     This Policy may be amended in accordance with the resolutions of the Board of Directors in the following situations:

(a)    when expressly determined in this respect by the CVM;

(b)    to implement the necessary adjustments in view of the amendment of applicable legal and regulatory rules; and

(c)    when the Board of Directors identify the need for amendments in the process of assessing the effectiveness of the adopted procedures.

12.2.   The amendment to the Company’s Policy shall be notified to the CVM and the Market Entities by the IRO, as required by the applicable legal and regulatory rules, as well as to the Covered Persons.

12.3.   This Policy shall not be amended in case the disclosure of a Material Fact is pending.

13.      Covered Persons

13.1.   The IRO shall identify, for purposes of determining the Covered Persons, persons who have a commercial, professional, or trustworthy relationship with the Company or persons who have access to material information not yet disclosed, and to request them to adhere to this Policy.

13.2.   The Company will keep at its headquarters, available to CVM, a list of Covered Persons and their respective qualifications, indicating their title or position, address and their CNPJ or CPF, promptly updating it whenever there is a change, and taking care for compliance of data privacy regulations.

13.3.    All Covered Persons shall sign the Term of Adhesion, in accordance with Exhibit I.

13.4.    The Company shall send to Covered Persons a copy of this Policy, requesting the return to the Company of the Term of Adhesion duly signed, which shall be filed at the Company's headquarters.

13.5.    The communication about this Policy, as well as the requirement to the Covered Persons to sign the  Term of Adhesion, will be made, as far as possible, before that such Covered Person carries out any Trading of Securities.

14.       Doubts

14.1.    Any doubts regarding the provisions of this Policy, or the application of any of its provisions, shall be directly sent to the IRO, who shall provide the appropriate clarifications or guidance.

15.       Approval and Effectiveness

15.1.     This Policy was approved by the Board of Directors on June 30, 2023 and is currently in force as of such date.

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EXHIBIT I

NATURA &CO HOLDING S.A.

TERM OF ADHESION OF INFORMATION DISCLOSURE AND

SECURITIES TRADING POLICY

I, [name], [nationality], [marital status], [profession], bearer of identity document number [please inform either CPF, RNE or passport number if not a Brazilian resident], resident and domiciled at [full address], hereby declare by adhesion to the Information Disclosure and Securities Trading Policy of Natura &Co Holding S.A., enrolled in the corporate taxpayers registry (CNPJ/MF) under No. 32.785.497/0001-97, hereinafter referred to simply as “Company”, in compliance with CVM Resolution No. 44, dated August 23, 2021, and approved in Company’s Board of Directors Meeting held on [•], 2023.

[insert place], [insert date].

Name:

Position:

EXHIBIT II

NATURA &CO HOLDING S.A.

In [month/year]:

( ) only the following transactions with securities and derivatives took place, in accordance with article 11 of CVM Resolution No. 44.

( ) no transactions with securities and derivatives were carried out, in accordance with article 11 of CVM Resolution No. 44, and I have the following securities and derivatives positions.

Company Name: NATURA &CO HOLDING S.A.
Name: [•]					CPF/CNPJ: [•]
Qualification: [•]

OPENING BALANCE

Securities/ Derivatives	Securities			Quantity.		Stake %
						Same type/ Class	Total
Shares	Common			[•]		[•]	[•]

TRADES IN THE MONTH - DISCRIMINATE EACH PURCHASE OR SALE transaction OCCURRED IN THE MONTH (DAY, QUANTITY, PRICE AND VOLUME)

Securities/ Derivatives	Securities characteristics	Intermediary	Trade	Day	Quantit.	Price	Volume (R$)
-

CLOSING BALANCE

Securities/ Derivatives	Securities			Quantity.		Stake %
						Same type/ Class	Total
Shares	Common			[•]		[•]	[•]

INTERNAL RULES OF THE AUDIT, RISK MANAGEMENT AND FINANCE COMMITTEE OF NATURA &CO HOLDING S.A.

1.  DEFINITIONS

1.1.    The following terms and conditions, in whether singular or plural, included herein, shall have the following definition:

“Committee” is the Audit, Risk Management and Finance Committee of Natura &Co S.A.

“Company” is Natura &Co Holding S.A.

“Board” is the Board of Directors of the Company, defined pursuant to the provisions of Law No. 6,404/76 and the bylaws of the Company.

“Business Unit Board” is the group formed by the main senior executives of the Business Units.

“Internal Rules” is the set of rules and procedures related to the attributions, responsibilities and daily activities of the Committee.

“Business Units” comprises the business units as previously defined by the Board.

2.  MISSION

2.1.    These Internal Rules set out the rules and general guidelines regarding the operation, structure, organization, attributions, and responsibilities of the Company’s Committee.

2.2.    The Committee is a statutory advisory body directly related to the Board, which has operational and budgetary autonomy, submitted to the applicable rules and regulations, set out in articles 25 and 26 of the Company’s bylaws.

2.2.1.  The members of the Committee shall be subject to the same duties and responsibilities as the managers of the Company, pursuant to article 160 of Law No. 6,404/76.

2.3.    The Committee’s mission is to secure the operationalization of the internal and external audit processes, mechanisms and controls related to risk management, coherence of the financial policies with the strategic guidelines and the risk profile of the Business Units, also ensuring the review of the financial statements and related information disclosed to the market.

3.  COMPOSITION

3.1.  The Committee shall be composed of at least three (3) members, being:

(i)   at least one (1) of them must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board;

(ii)  at least one (1) of them must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by the Brazilian Securities and Exchange Commission (CVM);

(iii)  a least one (1) of them shall not be a member of the Company’s Board; and

(iv)  one (1) of the members may accrue the qualifications described in items “(i)” and “(ii)” above.

3.2.   The Committee shall be coordinated by the Chairman designated upon appointment of the members of the Committee, among the Independent Directors.

3.3.  Upon execution of its responsibilities, the Committee shall maintain an effective relationship with the Board, the Business Unit Board, internal and external audit, and the GOC.

3.4.  The term of office of a member of the Committee shall last two (2) years, being reelection permitted.

3.5.  The Committee secretary shall be the Company’s Corporate Governance Officer or whomever the Board appoints to assist in preparing meetings and their documents.

4.  DUTIES AND POWERS

4.1.  The Committee has the following duties and powers:

I.  issue opinion to the Board regarding the choice and hiring or removal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and their independence, as well as assess the annual work plan of the independent auditor and submit it for appraisal of the Board;

II.  approve, prior to the resolution by the Board, any audit or extra-audit work provided by the independent auditor;

III. assist the Board in monitoring and controlling the quality of the financial statements and assets the quarterly information, interim statement and financial statements;

IV.  assist the Board in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

V.  assist the Board in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

VI.  assess, monitor, and recommend to the management the correction or improvement of the Company's internal policies, including the Policy on Transactions with Related Parties and Management of Conflict of Interests;

VII.  have the means to receive, hold and treat information regarding relevant errors or frauds related to the accounts, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and controls, including with the provision of specific procedures for protection of the provider and confidentiality of the information;

VIII. render opinions on proposals related to changes in the share capital, issuance of debentures, distribution of dividends, profit allocation, acquisition of companies, opening and closure of branches in Brazil or abroad, corporate reorganizations (merger, consolidation, spin-off or transformation) and tax matters;

IX.  assess, jointly with the attorneys of the Company, all legal matters that may have a significant impact on the accounting statements;

X.  analyze the contingencies raised in inspections carried out by regulating and inspecting bodies;

XI.  assess the structured financial market transactions according to the authority policy determined by the Board;

XII. render opinion on the treasury policies and guide the Business Unit Board through the implementation of financial policies;

XIII. support the Chief Financial Officer of the Company in the analysis and criticism of the impact of the financial policies in the performance of the Business Units;

XIV.  examine the recommendations of improvements suggested by the independent auditors;

XV.  liaise with the independent auditors regarding changes or maintenance of accounting principles; use of reserves and provisions; estimates and relevant judgments used in the preparation of the accounting statements; risk assessment methods and results of such assessments; and changes in the scope of the audit;

XVI. direct the Business Unit Board in determining the parameters of the risk management model of the Business Units and periodically assess the risk management policies, their resources and maximum tolerance to risks, ensuring that the Business Unit Board can carry out a risk analysis (internal and external) in an environment of trustworthy internal controls;

XVII.  analyze the activities, organizational structure and qualifications of the Internal Audit Board of the Company;

XVIII. analyze and approve, by delegation of the Board of Directors, the attributions and activities of the internal audit area;

XIX.  ensure, by delegation of the Board of Directors, that the structure and budget of the Internal Audit are sufficient for the performance of its functions.

XX. assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Business Units, including the policies on transactions with related parties;

XXI. approve the Internal Audit Plan of the Business Units, considering the appropriate risk management, and receiving, upon execution of the works, direct report from internal and external auditors;

XXII.  periodically assess the adequacy of the managerial reports issued by the management regarding accounting aspects, financial results and risk management, in relation to their integrity, form, content and distribution (access to information);

XXIII. propose for resolution by the Board procedures for receiving, filing and treating claims, including claims anonymously sent by employees and, if necessary, promote special investigations, and may even hire consultants and experts for such purpose;

XXIV.  perform other supervision duties requested by the Board;

XXV.   contribute to the establishment and maintenance of ethical relationships between all publics of the Business Units;

XXVI.   contribute to the practice of lawful activities in any transactions, tax payment and compliance with the law;

XXVII.   independently assess any relevant conflicts of interests involving shareholders, directors, officers, managers, auditors and other persons connected with matters under its responsibility;

XXVIII. warn the Board of frauds or crimes and suggest measures;

XXIX.  assess, on an annual basis, or within a shorter term if it deems necessary, the internal audit works of the Company;

XXX.   prepare its annual budget, considering the resources necessary for the compensation of independent auditors and payment of the regular administrative expenses that prove necessary or appropriate for compliance with the duties of the Committee, as well as expenses with external consultancies directly hired by the Committee;

XXXI.   ensure the submitted reports are in accordance with the requirements of the regulatory bodies of the securities exchange market where the Company is listed;

XXXII.  prepare an annual report of the Committee, with a summary of the activities carried out throughout the year.

XXXIII.  promote the supervision and responsibility of the financial area;

XXXIV.  ensure the internal audit performs its roles satisfactorily;

XXXV.  ensure the external auditors assess, by carrying out a review, the practices of the Business Unit Board;

XXXVI.  hire, when necessary, independent advisors (attorneys, accountants, consultants and others) with the purpose of assisting it in the achievement of its purposes, all in strict observance of its own budget;

XXXVII. meeting with the Fiscal Council, if operating, and with the Board, upon its request, to discuss policies, practices and procedures identified within the scope of its powers;

XXXVIII.   review the disclosures to shareholders and the market related to financial disclosures, including comments on performance and press releases related to the financial disclosure; and

XXXIX.    ensure compliance with the relationship principles of the Company.

4.2.   Within the exercise of its powers, the Committee may rely on the support of external consultants. Consulting contracts signed with the Committee must have a duration specified by the Audit Committee at the time of contracting and shall not exceed 2 (two) years, with renewal allowed.

4.2.1.  External consultants must be subject to the same rules and policies of the Company as a member of the Committee, including about conflicts of interest, duty of diligence, duty of secrecy and loyalty, and must treat such information received with the necessary care in their performance as external consultants for the Committee.

4.3.  The Committee is an advisory and supporting body to the Board, which authorizes it within the limits of its powers and duties, to:

I.  request to the Business Unit Board timely and periodical reviews on the financial statements and related documents, prior to the disclosure;

II.  request information to any employee;

III.  obtain opinion and reports from external consultants;

IV.  directly hire external consultants to assist them in their activities; and

V.  request the participation of managers of the organization in meetings of the Committee, when necessary.

4.4   The Committee, in the exercise of its attributions, shall take into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

5.  COMMUNICATION WITH THE BOARD

5.1.  The Committee shall report (I) to the Board about its activities and recommendations, with a maximum regularity of every quarter and, (ii) at any time, it must inform the matters it deems relevant to the Board.

6.  MEETINGS

6.1.  The ordinary meetings of the Committee shall be performed at least four (4) times a year, and shall correspond to the disclosure cycle of the financial reports. They shall preferably occur prior to the meeting of the Board, according to the corporate calendar. The extraordinary meetings shall be held at any time, by request of the Chairman of the Committee, and of any member of the Committee or the Board. In the last case, the requests shall be submitted to the Chairman of the Committee.

6.2.   When the Committee deems necessary, it may invite to the meeting any member of the management or another person from the organization.

6.3.  The members of the Committee shall receive, with five (5) days in advance, the agenda of each meeting and any documents to be discussed (internal and external audit reports, management information, letters and others).

6.4.   The minutes of meetings shall be prepared by the secretary of the Committee, and made electronically available to all within fifteen (15) days after the meeting.

6.5.   External auditors must be invited, with at least two (2) days in advance, to carry out presentations to the Committee.

6.6.  The Committee must meet external auditors to:

I. become aware of the scope of the audit, areas that require further attention and important changes occurred or planned in the principles, policies and accounting practices of the Company;

II.analyze the accounting statements to be included in the annual report and recommend their approval to the Board; and

III.analyze the accounting statements and quarterly information to be included in the quarterly report and recommend the approval to the Board.

6.7.  The Chairman of the Committee may summon Technical Work Groups, which shall where possible rely on the presence and support of members of the Company and external consultants, with the purpose of improving and extending the quality of the discussions on the matters that fall within the scope of Committee.

7.  BASIC INFORMATION FOR THE COMMITTEE MEMBERS COMMITTEE

The members shall have knowledge regarding the following basic information:

7.1  Business Units

I.  The obligation of information being provided by the Business Units;

II.  Significant accounting practices and reasons for their use;

III.  Contingencies and litigations;

IV.  Structure and internal controls (financial and operational);

V.  Significant changed planned in the systems;

VI.  Trends of annual, semiannual and quarterly results;

VII.  Operations in the country and abroad;

VIII.  Professional history and qualifications of the main executives and the Business Unit Board.

7.2  INTERNAL AUDITORS

I.  Responsibilities of the internal audit;

II.  Relationship of subordination of the external audit;

III.  The number of internal auditors and their qualifications;

IV.  Type of information from the internal audit to the Committee;

V.  Results from the works carried out by the internal audit;

VI.  The audit plan for the current year; and

VII.  Kind and frequency of the reports prepared by the internal audits.

7.3  EXTERNAL AUDITORS

I.  The relationship of the Committee with the external audit;

II.  The scope of the external audit;

III.  Information the Committee must receive from the external audit considering the report on all adopted accounting policies and practices, all alternative treatments that were discussed with the Business Unit Board and the respective disclosures, as well as the treatment understood by the independent audit firm;

IV.   Other relevant communications in writing, between the independent audit firm and the management of the Business Unit Board, such as management letters or list of non-adjusted differences; and

V.  Kind and frequency of the reports prepared by the external auditors.

7.4  COMMUNICATIONS FROM THE INTERNAL AND EXTERNAL AUDITORS TO THE COMMITTEE

I.  All internal and external audit reports, as well as reports monitoring the progress of audit points;

II.  Difficulties found during the internal and external audit;

III.  Significant deficiencies in the plan or operation of the internal control structure;

IV.  Irregularities or illegal acts that have become known to an internal and external auditor;

V.   Significant accounting practices either adopted or modified, including methods used for accounting for extraordinary transactions and the effects of the practices in controversial or new areas;

VI.  Judgments and accounting estimates of the management reflected on the accounting statements;

VII.  Main adjustments detected by the external audit;

VIII. Any disagreements regarding the application of the accounting principles, scope of the audit, or explanatory notes to be included in the accounting statements;

IX.   The responsibilities of the external auditor for information in the documents that contain audited accounting statements, such as the annual management report; and

X.  Deficiencies observed in the internal financial controls and likely errors in the financial information.

8.    DUTIES AND POWERS OF THE COMMITTEE MEMBERS AND COLLABORATORS THAT SUPPORT IT

8.1.  COMMITTEE CHAIRMAN

I.  Preside over the meetings;

II.  Approve the agenda of meetings and technical work groups;

III.  Ultimately responsible for submission and quality of the information regarding the items that will be discussed by the Board;

IV.   Responsible for defining the calendar of the meetings that discuss matters that impact the agenda of the Board;

V.  Jointly responsible, together with the secretary of the Committee, for the annual planning of the agenda items that will be submitted to the other members of the Committee;

VI.  Jointly responsible, together with the secretary of the Committee, for the preparation of the information on the items that will be taken to the Board;

VII.  Monitor the pending matters of the Committee related to requests of the Board;

VIII.   Assist in the interface between the Committee Chairman, the Chief Executive Officer of the Board and the Co-presidents of the Board in any matters connected with the Committee; and

IX.   Assist, when necessary, in the interface between the Chairman of the Committee and the Business Unit Board in any matters related to the Committee.

8.2.  COMMITTEE SECRETARY

I.   Responsible for structuring and proposing the agenda items of the meetings by listening to demands and suggestions of the Committee Chairman, the Business Unit Board and the Corporate Governance Officer;

II.  Responsible for the coordination of the preparation of the meetings’ minutes, their recording with other related documents in a proper book and collection of signatures of the members in the minutes;

III.    Assist, whenever necessary, in the interface between the Committee Chairman and the Company’s Chief Financial Officer in any matter related to the Committee;

IV.  Ultimately responsible for the submission and quality of the information regarding the items that will be discussed at a Committee meeting;

V.  Responsible for the call notices and logistics of the meetings and the technical work groups; and

VI.  Ensure the demands made by the Committee are informed to the Business Unit Board.

9.  BUDGET

9.1.  INDEPENDENCY

9.1.1.   The Committee shall have its own budget, approved by the Board, intended to cover expenses with its operation and by hiring consultants for accounting, legal or other matters, when the opinion of an external or independent expert is necessary.

9.2.  EXPENDITURE ON CONSULTANCY AND ADDITIONAL EXPENSES

9.2.1.  Additional expenses not established in the budget shall be included, where possible, in the budgetary reviews made by the Committee, with the justification of their necessity, observing the same applicable rules of proof of expenditure and other expenses of the Committee, but shall be subject to approval by the Board.

10.  MISCELLANEOUS

10.1.  These Internal Rules shall be reviewed whenever necessary for amendments that reflect the best performance of the Committee and approved by the Board.

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Internal Rules of the Audit, Risk Management and Finance Committee of Natura &Co Holding S.A. approved at the Board of Directors' Meeting held on June 30, 2023.

NATURA &CO HOLDING S.A.

INTERNAL RULES OF THE BOARD OF DIRECTORS

Chapter I - Purpose

Article 1. These Internal Rules of the Board of Directors (“Internal Rules”) establish the general rules and standards on the functioning, structure, organization, attributions and responsibilities of the Board of Directors of Natura &Co Holding S.A. (“Company”), with the purpose of assisting you in the development of your functions, under the terms of Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”), the regulations issued by the Brazilian Securities and Exchange Commission (“CVM”) and by B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the Bylaws.

Chapter II - Composition and Specific Attributions

Article 2. As provided for in the Bylaws, the Board of Directors shall be composed of at least seven (7) and at most nine (9) members, all elected and dismissed by the General Meeting, for a unified term of two (2) years, reelection being permitted.

Paragraph 1. The majority of the Board of Directors shall be comprised of external members. At least one-third (1/3) of the members of the Board of Directors shall be independent directors, as defined in the Novo Mercado Rules, and the qualification of the individuals appointed to the board of directors as independent directors shall be resolved at the general meeting that elects them; provided that, if there is a controlling shareholder, a director elected under the option set forth in article 141, paragraphs 4 and 5 of Law No. 6,404/76, shall also be deemed an independent director. When, by virtue of compliance with the percentage referred to above, the result is a fractional number of board members, it will be rounded-up to the subsequent whole number.

Paragraph 2. Under art. 17 of the Novo Mercado Rules, the characterization of the person appointed to the Board of Directors as Independent Board Member shall be resolved by the General Meeting, which may base its decision: I - on the declaration, forwarded by the nominee to independent member of the Board of Directors, attesting their compliance with the independence criteria established in these Rules, contemplating the respective justification, if any of the situations provided for in the paragraph 2 of art. 16 of the Novo Mercado Rules is verified; and II - on the manifestation by the Board of Directors of the Company, included in the management proposal referring to the General Meeting for the election of managers, regarding the classification or not of the candidate within the independence criteria.

Paragraph 3. The member of the Board of Directors must have an unblemished reputation. Those who (i) hold positions in companies that may be considered competitors of the Company; or (ii) have or represent interests that conflict with those of the Company.

Paragraph 4. Pursuant to art. 115, paragraph 1, of Law No. 6,404/76, the exercise of the voting rights, in the election of the members of the Board of Directors, in circumstances that constitute a conflict of interests with the Company, is forbidden.

Paragraph 5. A member of the Board of Directors may not have access to information or attend meetings of the Board of Directors related to any matters to which he/she has or represents a conflicting interest with the Company.

Paragraph 6. The Board of Directors may, for performing better its duties, create committees or work groups with defined objectives, which shall be composed of persons appointed thereby from among the members of the administration and/or other persons directly or indirectly related to the Company.

Article 3. In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5 of article 141 of Law No. 6,404/76.

Sole Paragraph - If the multiple vote process is not requested, according to the law, the General Meeting may vote through slates previously registered with the presiding board, which shall ensure the right to appoint one member to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares. The presiding board shall not accept the registration of any slate in violation of the provisions of this Article.

Article 4. The Board of Directors shall have up to three (3) Co-Chairmen, who will be elected by the majority vote of its members, at the first Board of Directors’ meeting held immediately after they take office, or whenever there is a vacancy or resignation in those positions.

Paragraph 1. The positions of Co-Chairman of the Board of Directors and Chief Executive Officer cannot be held by the same person.

Paragraph 2. The members of the Board of Directors, at the first meeting after their investiture in office, shall determine the number of Co-Chairmen and then appoint, among them, who will preside over the meetings of the Board of Directors for the term of office.

Paragraph 3. In addition to their legal duties, the elected Co-Chairmen shall have the following duties:

  to coordinate the activities of the Board of Directors, seeking effectiveness and the good performance of the body and each of its members, acting as a link between the Board of Directors and the Chief Executive Officer;
  to review and propose the compensation of the members of the Board of Directors and the Chief Executive Officer;
  to organize and coordinate the agendas of the Company’s Board of Directors' meetings, the calendars of meetings and General Meetings of the Company, calling and chairing meetings of the Company’s Board of Directors, ensuring that directors receive adequate information for each meeting, as well as ensuring the proper functioning of the body; and
  to set forth and monitor the evaluation process of the Chief Executive Officer and the members of the Board of Directors, individually, and of the Board of Directors itself, as well as of its committees, as collegiate bodies, and of the governance secretariat.

  Article 5. In the event of vacancy in the position of member of the Board of Directors, an alternate may be appointed by the remaining members, who will hold office on an interim basis until the date of the next General Meeting, which will elect a new member (who may be the member temporarily elected by the Board of Directors), who will hold office for the remaining period until the end of the unified term of office. For the purposes of this Paragraph, vacancy will occur in case of dismissal, death, resignation, proven impediment or disability.

  Article 6. In the event of temporary absence of any member of the Board of Directors, such member can be replaced at board meetings with another director expressly appointed thereby, case in which such representative should present a proxy, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In this case, the director who is replacing the absent director, in addition to his/her own vote, shall cast the early vote of the absent director.

  Chapter III - Meetings

  Article 7. The Board of Directors shall meet, ordinarily, six (6) times a year, according to the annual calendar to be approved by the Board of Directors in the first meeting to be held after the election and, extraordinarily, whenever called by the Co-Chairman appointed to preside over the Board of Directors’ meetings for the term of office or by the majority of its members.

  Article 8. The Board of Directors validly meets with the attendance of the majority of its members and decides by the vote of the majority of those present.

  Paragraph 1. In the event of a tie in the voting of a matter at the Board of Directors’ meeting, the chairman presiding over the meeting shall have the casting vote to tie-break the resolution.

  Paragraph 2. The calls for the meetings of the Board of Directors shall be made at least seventy-two (72) hours in advance, stating the date, time, place, detailed agenda and documents to be discussed.

  Paragraph 3. Irrespective of the formalities set forth herein, prior call shall be waived and the meeting shall be deemed regular when all its members are present, and for this purpose, votes in writing shall be admitted.

  Paragraph 4. The meetings of the Board of Directors may be held partially or exclusively digitally, by video conference, audio conference or by any other means of communication that allows: (i) the record of attendance and respective votes; (ii) the simultaneous consideration of and access to documents presented during the meeting and not previously made available; and (iii) the possibility of communication among those present, with recording by the Company being allowed.

  Paragraph 5. Members who attend the meetings by video conference, phone conference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding over the meeting, by letter, fax, email or another means of communication that allows for the identification of the member. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

  Paragraph 6. All resolutions of the Board of Directors shall be recorded in minutes drafted in the respective book of minutes of the Board of Directors’ Meetings, signed by the attending board members.

  Article 9. The Board of Directors shall appoint a Corporate Governance Officer, who will be responsible for acting as secretary of the Board of Directors’ meetings, reporting to the Co-Chairmen of the Board of Directors, and will have the following duties:

    to organize and act as secretary regarding the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;
    to organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;
    to assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimizing human resources and infrastructure;
    to establish the best dialogue between the Board of Directors and the Group’s executive areas;
    to prepare the annual calendar of activities of the Board of Directors and the Annual General Meeting;
    to guide the governance agents on their rights and obligations; and
    other duties that may be assigned thereto from time to time by the Chief Executive Officer.

  Chapter IV - Functions, Duties and Responsibilities

  Article 10. The Board of Directors shall, in addition to the other duties attributed thereto by law or the Bylaws:

    exercise the normative functions of the Company’s activities, being entitled to call up for its analysis and resolution any matter that is not understood as the exclusive competence of the General Meeting or the Board of Officers;
    establish the general orientation of the Company’s businesses;
    elect and remove the Company’s Officers;
    attribute to the Officers their respective functions, observing what is provided for in the Bylaws;
    resolve on the calling of the General Meeting, when it deems appropriate, or in the case of article 132 of Law No. 6,404/76;
    supervise the Officers’ management by inspecting, at any time, the Company’s books and papers, and requesting information on agreements executed or that will be executed and any other acts;
    analyze the quarterly results of the operations of the Company;
    choose and dismiss independent auditors;
    call the independent auditors to provide the clarifications they deem necessary;
    evaluate the Management Report and the accounts of the Board of Officers, and resolve on their submission to the General Meeting;
    approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their implementation by the Company and the Business Units;

    approve the creation and dissolution of a subsidiary and the Company’s direct or indirect interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;
    determine the execution of inspections, audits or rendering of accounts in the Company’s subsidiaries, controlled or affiliated companies, as well as in foundations sponsored by it;
    previously issue statements on any subject to be submitted to the General Meeting;
    authorize the issue of shares of the Company, within the limits authorized in article 6 of the Bylaws, establishing the issue conditions, including the paying up price and term, being able also to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;
    resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;
    resolve on the issuance of subscription warrants and approve capital increase through capitalization of profits and reserves, regardless of stock bonus, pursuant to Article 6, Paragraph 1, of the Bylaws;
    in accordance with the plans or programs approved at the General Meeting, grant restricted shares and share purchase or subscription options to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the share subscription options, together with the balance of treasury shares on the exercise date of the shares purchase options;
    establish the amount of the profit sharing of the officers, managers and employees of the Company;
    resolve on the issue of debentures;
    authorize the Company to post bond with respect to third-party obligations, except in favor or to the benefit of wholly-owned subsidiaries of the Company;
    approve the Board of Officers’ authority and its policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issue of any credit instruments to raise funds, whether bonds, notes, commercial papers, and other instruments commonly used in the market, also deciding on its issue and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the Board of Officers;
    approve the contracting of a trustee institution providing book-entry share services;
    establish, in compliance with the rules of the Bylaws and the current legislation, the order of its work and adopt or issue rules for its operation;
    pronounce itself in favor of or against any public offering for acquisition of shares contemplating shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offering for acquisition of shares, which shall address at least: (i) the convenience and opportunity of the public offering for acquisition of shares regarding the interest of the group of shareholders, including concerning the price and potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission - CVM;
    decide on (i) the declaration of interim dividends, pursuant to the Company’s Bylaws; and (ii) the payment or credit of interest on shareholders’ equity during the year to the shareholders, pursuant to the applicable law;
    pursuant to article 25 of the Novo Mercado Rules, include, in the management’s proposal for the general meeting for the election of managers, a statement including the adherence of each candidate to the position of member of the board of directors to the nomination policy;
    define the individualization of the global compensation of managers approved by the General Meeting;
      provide a statement on the terms and conditions of corporate restructuring, capital increases and other transactions giving rise to change of control of the Company, and decide whether these transactions assure fair and equitable treatment to the Company’s shareholders;
       annually assess and disclose a list of the independent members of the Board of Directors, as well as indicate and justify any circumstances that may compromise their independence; and
      resolve on transactions with related parties under its authority, as set forth in the corresponding policy of the Company to be approved by the Board of Directors.

  Article 11. Each member of the Board of Directors, as well as the Secretary of Governance, shall:

    before accepting their mandate, consult the current rules, the Bylaws and these Internal Rules;
    devote the necessary time and attention to their duties;
    be diligent and attend, except in the event of serious impediment, all meetings of the Board of Directors and, as appropriate, all meetings of the Committees;
    participate in the discussions and votes, requesting consideration of the relevant documents that are deemed necessary, during the discussions and before the vote;
    vote in writing or orally or, if preferred, record disagreements or reservations when applicable;
    keep confidential any privileged information that they become aware of due to their position until the disclosure to the market, and cause any employees and third parties they trust to also keep such information confidential, considering that they are not permitted to make use of such confidential information of the Company for their own benefit, pursuant to the Company’s Related-Party Transactions Policy and the Company’s Conflicts of Interest Management; and
    comply with the legal and regulatory duties inherent in the position of member of the Board of Directors.

  Article 12. The members of the Board of Directors are not allowed to:

    perform gratuitous acts at the Company’s expense;
    without the prior approval of the General Meeting or the Board of Directors, borrow or take resources of the Company and use, to their own advantage, assets belonging to the Company;
    use, for their own benefit or the benefit of others, the business opportunities known to them as a result of their position, with or without prejudice to the Company and its Subsidiaries;
    receive improper or disproportionate advantage due to the exercise of the position;
    acquire, to resell with a profit, any asset or right that is required or intended to be acquired by the Company; or
    fail to perform their duties and to protect the rights of the Company and its Subsidiaries.

  Chapter V - Budget of the Board

  Article 13. The Board of Directors will have its own budget, covering the expenses related to consultations with external professionals to obtain external subsidies in matters of relevance to the Company, training or opinion formation programs on certain topics, as well as reimbursement of expenses necessary to the functioning of the Board of Directors, the Audit Committee and other Committees that may be established.

  Article 14. Regardless of budget estimates, the Company will reimburse the members of the Board of Directors and members of Committees for all reasonable costs and expenses, including travel and accommodation expenses incurred when acting on behalf and in the interest of the Company, and/or to participate in meetings of the Board of Directors, the Committees or the General Meetings.

  Chapter VI - General provisions

  Article 15. These Internal Rules may be amended at any time, by resolution of the Board of Directors.

  Article 16. Any omissions will be resolved by the Board of Directors, in accordance with the applicable law and regulations and the Bylaws. The Board of Directors, as a collegiate body, shall resolve any existing doubts.

  Article 17. These Internal Rules shall be effective for an indefinite term as of its date of approval by the Board of Directors.

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  Internal Rules of the Board of Directors approved at the Board of Directors’ Meeting held on June 30, 2023.

  NATURA &CO HOLDING S.A.

  INTERNAL RULES OF THE STATUTORY BOARD OF OFFICERS

  Chapter I

  Purpose

  Article 1. These Internal Rules of the Statutory Board of Officers (“Internal Rules”) establish the general rules and standards on the functioning, structure, organization, attributions and responsibilities of the Statutory Board of Officers of Natura &Co Holding S.A. (the “Board of Officers” and the “Company”), with the purpose of assisting it in the performance of its duties, under the terms of Law No. 6,404, of December 15, 1976, as amended (“Corporations Act”), the regulations issued by the Brazilian Securities and Exchange Commission (“CVM”) and by B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the Company's Bylaws.

  Chapter II

  Composition

  Article 2. The Board of Officers, whose members may be elected and removed at any time by the Board of Directors, shall be comprised of at least two (2) and up to eight (8) members, one (1) of them being the Chief Executive Officer, one (1) being the Chief Financial Officer, one (1) being the Chief Legal and Compliance Officer, one (1) being the Chief Executive Officer for Latin America, one (1) being the Corporate Governance Officer, one (1) being the Investor Relations Officer, and up to two (2) Executive Officers The position of Investor Relations Officer must be compulsorily filled.

  Sole Paragraph. Officers may hold more than one position, with due regard to the minimum number of two (2) members.

  Chapter III

  Term of office and Investiture, Absence, Impediment or Vacancy

  Article 3. In accordance with the Company's Bylaws, the Officers shall be elected by the Board of Directors, for a term of office of three (3) years, reelection being permitted.

  Paragraph 1. Except in the event of a vacancy in the position, in which the provisions of Article 4 below shall be observed, the election of the Board of Officers shall preferably take place at the first Board of Directors’ meeting held after the Annual General Meeting.

  Paragraph 2. Vesting shall be upon execution of the terms of investiture, which must contemplate his/her adhesion to the confidentiality clause referred to in the Bylaws, drawn up in a specific book, signed by the invested manager, with any guarantee of management being waived.

  Article 4. The Officers shall be replaced, in cases of temporary absence or impairment, with another Officer chosen by the Chief Executive Officer. In case of vacancy, he/she shall be an interim alternate, until the Board of Directors elects a permanent replacement for the remainder of the term of office.

  Chapter IV

  Authority

  Article 5. According to the provisions of the Company's Bylaws, the Board of Officers has all powers to perform the acts necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, with the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being specially liable for:

  (i)  complying with and causing compliance with the Company's Bylaws and the resolutions of the Board of Directors and of the Shareholders’ General Meeting;

  (ii)  preparing and submitting to the Board of Directors, each year, the strategic plan, the annual revisions thereof and the overall budget of the Company, arranging for the respective executions;

  (iii)  resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil;

  (iv)  deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of Property, Plant and Equipment and intangible assets and financial commitments associated with projects in which the Company intends to invest;

  (v)  annually submit, for the appraisal of the Board of Directors, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal to allocate the profits of the previous year; and

  (vi)  submit, on a quarterly basis, to the Board of Directors, the interim financial statements of the Company and its controlled companies.

  Article 6. In addition to the general duties established in Article 5 above, the Officers of the Company also have the following duties:

  Paragraph 1 - It is incumbent upon the Chief Executive Officer:

  (i)    to manage the Company’s business, coordinating the activities of the other officers of the Company and of the main executives of the Group’s Business Units, in order to ensure the execution of the resolutions of the Board of Directors and of the Executive Board itself;

  (ii)   to convene and chair the meetings of the Executive Board, establishing the agenda and directing the respective work;

  (iii)  to make recommendations to the Board of Directors and the Board of Officers regarding the management of the Company as a whole and of the Group’s Business Units;

  (iv)  supervise the performance of the activities related to the general planning and execution in short- and long-term strategies;

  (v)   other duties that may be assigned thereto from time to time by the Board of Directors.

  Paragraph 2. The Chief Financial Officer shall:

  (i)  to plan, implement and coordinate the Company’s financial policy, in addition to organizing, preparing and controlling the Company’s budget;

  (ii)  to prepare financial statements, manage the accounts and finances of the Company in compliance with the legal determinations in effect;

  (iii) to guide the Company in decision-making that involve risks of a financial nature;

  (iv) prepare financial reports and provide information related to his area of authority to the Company’s bodies;

  (v)  to plan and execute management policies within his or her scope; and

  (vi)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

  Paragraph 3. The Legal and Compliance Officer shall:

  (i)  to advise and assist the Company on legal issues;

  (ii)  to defend the Company’s interests before third parties;

  (iii)  develop and coordinate the Company’s compliance program; and

  (iv)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

  Paragraph 4. The Executive Officer for Latin America shall:

  (i)   evaluate, define and implement the Company’s business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

  (ii)   other duties that may be assigned thereto from time to time by the Chief Executive Officer.

  Paragraph 5. The Corporate Governance Officer shall:

  (i)   to organize and act as secretary regarding the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;

  (ii)  to organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

  (iii) to assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimizing human resources and infrastructure;

  (iv) to establish the best dialogue between the Board of Directors and the Group’s executive areas;

  (v)  to prepare the annual calendar of activities of the Board of Directors and the Annual General Meeting;

  (vi) to guide the governance agents on their rights and obligations; and

  (vii)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

  Paragraph 6. The Investor Relations Officer shall:

  (i)  represent the Company before the Brazilian Securities and Exchange Commission – CVM and other control bodies and institutions that act in the capital market;

  (ii)  provide information to the investing public, to the CVM, to the stock exchange where the Company trades its securities and other bodies related to the activities developed in the capital market, pursuant to the applicable legislation, in Brazil and abroad;

  (iii)  maintain the Company’s registration as publicly-held company up-to-date before the CVM; and

  (iv)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

  Paragraph 7. The Executive Officers shall, in addition to other duties defined by the Board of Directors:

  (i)   to foster the development of activities of the Company, pursuant to its corporate purpose;

  (ii)  to coordinate the activities of the Company and controlled companies thereof;

  (iii)  to manage the budget of the areas of the Company under his/her responsibility, including management and expenses control;

  (iv)  to coordinate the actions of their area and specific attributions with those of other officers; and

  (v)  to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image;

  (vi)  other duties that may be assigned thereto from time to time by the Chief Executive Officer.

  Article 7. A member of the Board of Officers may not have access to information or participate in resolutions related to any matters to which he has or represents a conflicting interest with the Company.

  Paragraph 1. The member of the Board of Officers who has a conflicting interest with the Company shall timely state their conflict of interest or individual interest to the other members of the Board of Officers.

  Paragraph 2. In the event that the member who has a conflicting interest with the Company does not comply with the obligation established in Paragraph 1 above, the other members of the Board of Officers, if they are aware of it, shall comply with it.

  Chapter V

  Board of Officers’ Meetings

  Article 8. The Board of Officers shall meet whenever necessary upon call by any Officer.

  Paragraph 1. The meeting shall be held with the presence of Officers representing the majority of the members of the Board of Officers.

  Paragraph 2. The minutes of meetings and the Board of Officers’ resolutions shall be recorded in a proper book. The minutes shall be clearly written and record all decisions taken, abstention from voting due to conflicts of interest, divergent votes, responsibilities and deadlines, and shall be signed by all those present.

  Chapter VI

  Representation of the Company

  Article 9. Under the Bylaws, as a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) Officers, or one (1) Officer and one (1) proxy, or two (2) proxies, within the limits of the respective powers of attorney.

  Paragraph 1. The acts for which the Company's Bylaws require the prior authorization of the Board of Directors may only be performed after this condition has been met.

  Paragraph 2. The Company may be represented by only one (1) Officer or one (1) attorney-in-fact in the following cases:

  (i)    where the act to be performed requires a single representative, the Company shall be represented by any Officer or attorney-in-fact with special powers;

  (ii)   with respect to receiving and giving release for amounts owed to the Company, as well as in the case of any correspondence that is not binding upon the Company and the performance of simple administrative routine acts, including those performed before public agencies, mixed-capital companies, the Federal Revenue Office, State Treasury Offices, Municipal Treasury Offices, Commercial Registries, Labor Court, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts, and before the National Health Surveillance Agency; and

  (iii) in the case the Investor Relations Officer represents the Company before CVM and other control bodies and institutions that operate in the capital market.

  Paragraph 3. The Board of Directors may authorize the performance of other acts binding upon the Company by only one of the members of the Board of Officers or a proxy, acting alone, or even, by the adoption of criteria of limitation of authority, to restrict, in certain cases, the representation of the Company to only one Officer or a proxy.

  Paragraph 4. When appointing attorneys-in-fact, the following rules shall be complied with:

  (i)   all powers of attorney shall be granted jointly by any two (2) Officers;

  (ii)   if the purpose of the power of attorney is to perform acts that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon such authorization, which shall be stated in the content thereof; and

  (iii)  unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings or with a clause granting general authority to the attorney.

  Paragraph 5. The acts performed in violation of the provisions set forth in this article shall not be valid nor shall they be binding upon the Company.

  Chapter VII

  Officer’s Obligations

  Article 10. Each member of the Board of Officers shall, among other things:

  (i)    consult the rules in force, the Company’s Bylaws, these Internal Rules and other rules, and adhere to the Company’s policies and Code of Conduct when taking office;

  (ii)    devote the necessary time and attention to their duties;

  (iii)   be diligent and attend the meetings of the Board of Officers and all meetings of the committees and other internal bodies that require their participation, according to their duties, except in the case of absence or justified impediment;

  (iv)    keep confidential any privileged information that they become aware of due to their position until the disclosure to the market, and cause any employees and third parties entrusted to also keep such information confidential, considering that they are not permitted to make use of such confidential information of the Company for their own benefit or the benefit of third parties, pursuant to the Company’s Related-Party Transactions Policy and the Company’s Conflicts of Interest Management;

  (v)    comply with the legal and regulatory duties inherent to the position of Officer as established in the rules in force, in the Company’s Bylaws, in this Internal Rules and in other Policies of the Company; and

  (vi)    comply with the provisions of any shareholders’ agreement filed at the Company’s head office, as provided for in article 118 of the Corporations Act.

  Article 11. The Officer shall not:

  (i)  perform acts of liberality at the expense of the Company;

  (ii)  without the prior approval of the General Meeting or the Board of Directors, borrow or take resources of the Company and use, to their own advantage or to the advantage of third parties, assets belonging to the Company;

  (iii)  use, for their own benefit or the benefit of others, the business opportunities known to them as a result of their position, with or without prejudice to the Company and its Subsidiaries, without authorization in the bylaws or from a general meeting;

  (iv)  receive improper or disproportionate advantage due to the exercise of the position;

  (v)  acquire, to resell with a profit, any asset or right that is required or intended to be acquired by the Company; and

  (vi)  fail to perform their duties and to protect the rights of the Company and its Subsidiaries.

  Sole Paragraph. Any financial benefit obtained as a result of a breach of items (i) to (vi) shall belong to the Company.

  Chapter VIII

  Miscellaneous

  Article 12. These Internal Rules may be amended at any time, by resolution of the Board of Directors.

  Article 13. Any omissions shall be resolved by the Board of Directors, in accordance with the applicable law and the Company's Bylaws. The Board of Directors, as a collegiate body, shall resolve any existing doubts.

  Article 14. These Internal Rules shall be effective for an indefinite period.

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  Internal Rules of the Board of Officers approved at the Board of Directors’ Meeting held on June 30, 2023.

  MANAGERS APPOINTMENT POLICY

  CHAPTER I

  Purpose, Scope and References

  Article 1 - This Managers Appointment Policy (“Policy”) of Natura &Co Holding S.A. (“Company”) establishes the guidelines, criteria and procedures for appointing members to the Board of Directors, the Statutory Board of Officers (“Board”) and the Company's Committees.
  Article 2 - This Policy uses as reference: (i) Law No. 6,404, of December 15, 1976, as amended (the “Corporations Law”); (ii) Novo Mercado Rules of B3 S.A. - Brazil, Bolsa, Balcão ("Novo Mercado’s Rules”); (iii) the Company's Bylaws; (iv) the Company’s Code of Conduct; (v) the Brazilian Corporate Governance Code - Publicly-Held Companies (“CBGC”).

  CHAPTER II

  Board of Directors

  Article 3 -The process of appointing candidates for the Board of Directors must aim at forming a board of members with diverse profiles, a suitable number of independent directors and a size that allows the creation of committees, the effective discussion of ideas and the making of technical, unbiased and grounded decisions.

  Paragraph 1. The Board of Directors must be composed of at least seven (7) and at most nine (9) members, all of which are elected and may be removed by the General Meeting, for a unified term of office of up to two (2) years, reelection being permitted.

  Paragraph 2. The majority of the Board of Directors shall be comprised of external members. At least one-third (1/3) of the members of the Board of Directors shall be independent directors, as defined in the Novo Mercado Rules, and the qualification of the individuals appointed to the board of directors as independent directors shall be resolved at the general meeting that elects them; provided that, if there is a controlling shareholder, a director elected under the option set forth in article 141, paragraphs 4 and 5 of Law No. 6,404/76 shall also be deemed independent directors.

  Paragraph 3. The appointment process must seek that the Board of Directors be composed of members who are available to exercise their functions, who are diverse in terms of knowledge, experience, cultural, age, race, gender, among other criteria established by the Company.

  Paragraph 4. The members appointed to the Board of Directors of the Company, including independent directors, shall meet the following criteria, in addition to the statutory and regulatory requirements, those set forth in the Company’s Bylaws and other corporate covenants that may involve the Company:

  (a)   being aligned and committed to the values and culture of the Company and its Code of Conduct;

  (B)   having an untarnished reputation;

  (c)   not having been sentenced to a penalty that suspended or disqualified him/her and/or made him/her ineligible to hold management positions in a publicly-held company, by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance;

  (d)   not having been convicted of committing bankruptcy crime, nonfeasance or bribery, concussion, embezzlement; or against the national economy, the national financial system, the antitrust rules, the consumer relations, public faith or property, preventing, even if temporarily, the access to public offices;

  (e)   not having been prevented by special law, or sentenced due to a crime of bankruptcy, nonfeasance, active and passive corruption, embezzlement by government official, embezzlement, a crime against the welfare, public faith, property, the Brazilian financial system nor sentenced to a criminal penalty that prohibits access to public positions;

  (f)   not having been sentenced to a suspension or provisional incapacity penalty applied by the Brazilian Securities and Exchange Commission, which makes him/her ineligible to exercise management duties inherent to a publicly-held company, as set forth in article 147, paragraph 2 of the Corporations Law.

  (g)   having an educational background that is compatible with the roles of members of the Board of Directors, as described in the Bylaws;

  (h)   having professional experience in diversified subjects;

  (i)   being free from conflicts of interest with the Company (except waiver by the general meeting); and

  (j)  having available time to properly dedicate themselves to the role and responsibility they assumed, which means more than attending the meetings of the Board of Directors and previously analyzing the documentation.

  Article 4 - The composition of the Board of Directors shall be assessed at the end of each term in office to seek the fulfillment of the criteria mentioned herein, upon approval of the candidates suggested by the Management.

  Article 5 - The proposal for reelection of the directors shall consider the results of the periodical assessment process of the Board of Directors, as well as the conclusions regarding the adequacy or need for adjustments in its composition.

  Article 6 -The qualification of those appointed to the Board of Directors as independent directors must be resolved at the shareholders’ meeting that elects them, as per Article 17 of the Novo Mercado Rules.

  Article 7 - Each appointed independent director must submit a statement to the Board of Directors, attesting to their compliance with the independence criteria established in the Novo Mercado Rules.

  Article 8 - The procedure set forth above does not apply to the appointment of candidates to the board of directors:

  (a) that they do not meet the deadline for inclusion of candidates in the voting ballot, as provided for in the regulations issued by the Securities and Exchange Commission (CVM) on remote voting; and

  (b) for elections with separate voting (applicable to companies with a controlling shareholder).

  Article 9 - Additionally, the Board of Directors shall assess and annually disclose who the independent board members are, as well as indicate and justify any circumstances that may compromise their independence. ().

  Situations that may compromise the independence of the members of the Board of Directors include, without prejudice to others:

  (a)  having acted as a manager or employee of the company, of a shareholder holding a relevant interest or a controlling group, an independent audit company that audits or has audited the company, or, further, a non-profit organization that receives relevant funds from the company or its related parties;

  (b)  having worked, whether directly or as a member, shareholder, director or officer, at a relevant business partner of the company;

  (c)  having close family or personal relations with shareholders, directors or officers of the company; or

  (d)  having held an excessive number of consecutive terms in office as director at the company.

  CHAPTER III

  Board of Officers

  Article 10 - As a general guideline, the process of appointing and filling positions in the Board of Officers must aim at forming a group aligned with the Company's ethical principles and values, taking into account diversity criteria aligned with the Company's purposes, with skilled people qualified to face the Company's challenges.

  Article 11- The Board of Officers, whose members may be elected and removed at any time by the Board of Directors, shall be comprised of at least two (2) and up to eight (8) members, one (1) of them being the Chief Executive Officer, one (1) being the Chief Financial Officer, one (1) being the Chief Legal and Compliance Officer, one (1) being the Chief Executive Officer for Latin America, one (1) being the Corporate Governance Officer, one (1) being the Investor Relations Officer, and up to two (2) Executive Officers, for a term of three (3) years, re-election being permitted, and the positions of Investor Relations Officer shall mandatorily be taken. Officers may hold more than one position, with due regard to the minimum number of two (2) members.

  Article 12 - The appointment of Officers of the Company must meet the following criteria, in accordance with their roles:

  (a) being aligned and committed to the values and culture of the Company and its Code of Conduct;

  (b) having an untarnished reputation;

  (c) having an educational background that is compatible with their roles, as described in the Bylaws;

  (d) having knowledge and professional experience that are compatible with the position they were appointed to; (e) not having been sentenced to a penalty that suspended or disqualified him/her and/or made him/her ineligible to hold management positions in a publicly-held company, by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance;

  (f) not having been convicted of committing bankruptcy crime, nonfeasance or bribery, concussion, embezzlement; or against the national economy, the national financial system, the antitrust rules, the consumer relations, public faith or property, preventing, even if temporarily, the access to public offices;

  (g) not having been prevented by special law, or sentenced due to a crime of bankruptcy, nonfeasance, active and passive corruption, embezzlement by government official, embezzlement, a crime against the welfare, public faith, property, the Brazilian financial system nor sentenced to a criminal penalty that prohibits access to public positions;

  (h) not having been sentenced to a suspension or provisional incapacity penalty applied by the Brazilian Securities and Exchange Commission, which makes him/her ineligible to exercise management duties inherent to a publicly-held company, as set forth in article 147, paragraph 2 of the Corporations Law.

  (i) having skills to implement strategies, face challenges and achieve the Company’s goals; and

  (j) being free from conflicts of interest with the Company.

  Article 13 - The election of the Board of Officers shall occur preferably at the first Board of Directors' Meeting held after the Annual General Meeting.

  Article 14 - The proposal for the reelection of the Chief Executive Officer may consider their annual assessment by the Co-Chairmen. Accordingly, the proposal for the reelection of Officers shall consider their annual assessments by the Chief Executive Officer.

  CHAPTER IV

  Committees

  Article 15 - The Board of Directors may, for performing better its duties, create committees or work groups with defined objectives, which shall be composed of persons appointed thereby from among the members of the administration and/or other persons directly or indirectly related to the Company.

  Article 16 - With regard to Advisory Committees to the Board of Directors, statutory or otherwise, the appointment criteria established in the Bylaws and in this Policy, as well as the guidelines and duties approved by the Board of Directors, after it is instituted, must be observed.

  Paragraph 1. The Board of Directors’ Committees shall be comprised of people appointed by it from among the members of the management and/or other persons directly or indirectly related to the Company, observing the applicable legal and regulatory requirements.

  Paragraph 2. Sitting members of the Committees shall not have alternates.

  Paragraph 3. The Board of Directors shall appoint the members of the Committees, preferably, at the first Board of Directors' Meeting held after the Annual General Meeting.

  Paragraph 4. The proposal for the reelection of members of the Committee shall consider the results of the periodic assessment process of the Committee.

  CHAPTER V

  Final Provisions

  Article 17 - The Company’s Board of Directors shall monitor this Policy and its enforcement.

  Article 18 - This Policy will become effective on the date it is approved and may only be amended upon a resolution by the Company’s Board of Directors.

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  Managers Appointment Policy approved at the Board of Directors' Meeting on June 30, 2023.